File No. 70-8903

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                     Amendment No. 3 to
                          FORM U-l

                         DECLARATION
                            under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

         (Name of company filing this statement and address of principal executive offices)

                     ENTERGY CORPORATION

   (Name of top registered holding company parent of each
                   applicant or declarant)

                    William J. Regan, Jr.
                Vice President and Treasurer
                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

           (Name and address of agent for service)

The Commission is also requested to send copies of communications in connection with this matter to:

                 Laurence M. Hamric, Esq.
                     Ann G. Roy, Esq.
                  Entergy Services, Inc.
                     639 Loyola Avenue
               New Orleans, Louisiana  70113

          Item 1.   Description of Proposed Transactions.

          Section 1 and Section 8 of the last full paragraph

of Item 1 of the Application-Declaration, which was inserted immediately before the supplemental paragraph added by

Amendment No. 1, is deleted in its entirety and replaced

with the following:

          (1)  At September 30, 1996, assuming full use

would be made of the $500 million of the proposed Credit

Facilities (less $120 million outstanding under the 1995

Credit Agreement) for EWG or FUCO investments, Entergy's

aggregate investment (as defined in Rule 53) of $1.127

billion in EWGs and FUCOs, on a pro forma basis, would have

been approximately 49.92% of Entergy's consolidated retained earnings of $2,258,416 (as defined in Rule 53).<FN1>

          (8)  Average consolidated retained earnings of

Entergy for the four most recent quarterly periods ended

September 30, 1996, have not decreased by 10% from the

average for the previous four quarterly periods, and

aggregate investment in EWGs and FUCOs at September 30, 1996

($1.127 billion on a pro forma basis) was approximately

6.96% of total capital invested in utility operations at

that date ($16.2 billion).

                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               ENTERGY CORPORATION

                          By:     /s/William J. Regan, Jr.
                               Name:  William J. Regan, Jr.
                               Title: Vice President and Treasurer

Dated:  January 21, 1997





_______________________________

<FN1>   Entergy subsequently has paid down the borrowings under
        the 1995 Credit Agreement to $0. Without taking into effect the use of the proceeds of the proposed Credit Facilities, Entergy's aggregate investments in EWGs and FUCOs as of September 30, 1996, was $747.4 million or 33% of consolidated retained earnings. Obviously, Entergy would not use any proceeds of the proposed Credit Facilities if such use would cause Entergy to be in violation of Rule 53.